[Trizec Properties, Inc. Letterhead]


                                                               November 19, 2003


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: David Ritenour


Re: Trizec Properties, Inc.
    Registration Statement on Form S-11
    File No. 333-84882 (the "Registration Statement")

Ladies and Gentlemen:

          Trizec Properties, Inc. (the "Company") hereby requests the withdrawal of the above-referenced Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 26, 2002 and relates to a secondary offering of shares of the Company's common stock by Royal Bank of Canada, as security agent and administrative agent on behalf of several lenders under certain credit facilities of TrizecHahn Corporation. Since the filing of the Registration Statement, almost all of the outstanding balances under the credit facilities have been paid down, and the credit facilities and related documentation have been amended to eliminate the requirement that the Company maintain the effectiveness of the above-referenced Registration Statement. As a result, the Company is hereby requesting that the Registration Statement be withdrawn.

          No securities were issued or sold pursuant to the Registration Statement.

                                        Very truly yours,

                                        TRIZEC PROPERTIES, INC.


                                               /s/ Ted R. Jadwin
                                        -------------------------------------
                                        By:    Ted R. Jadwin
                                        Title: Senior Vice President, General
                                               Counsel & Corporate Secretary